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                                                                   EXHIBIT 99(a)

February 25, 1999

CONFIDENTIAL

Mr. Hans J. Sternberg                             VIA FACSIMILE 504-926-6292 AND
Chairman of the Board                             UPS OVERNIGHT DELIVERY
Wireless One, Inc.
c/o Starmont Life Insurance Co.
5551 Corporate Blvd.
Suite 2G
Baton Rouge, LA 70808-2566

Mr. Henry M. Burkhalter                           VIA FACSIMILE 601-932-2823 AND
President and CEO                                 UPS OVERNIGHT DELIVERY
Wireless One, Inc.
1080 River Oaks, Suite A150
Jackson, MS 39208

Mr. Arnold L. Chavkin                             VIA FACSIMILE 212-622-3750 AND
Chairman, Restructuring Committee                 UPS OVERNIGHT DELIVERY
Wireless One, Inc.
c/o Chase Capital Partners
380 Madison Avenue
12th Floor
New York, NY 10017

Gentlemen:

Heartland Wireless Communications, Inc. ("Heartland") hereby requests your consideration of an alternative Plan of Reorganization (the "New Plan") of Wireless One, Inc. ("Wireless One"), the material terms and conditions of which are set forth in the attached Term Sheet, in lieu of the plan of reorganization contemplated by the term sheet attached to the report on Form 8-K filed by Wireless One with the SEC on February 11, 1999 (the "Existing Plan").

The New Plan contemplates a combination of Heartland and Wireless One. Heartland believes that a combined entity offers stakeholders of Wireless One a better opportunity to maximize the value of their economic interests in Wireless One compared to the Existing Plan, which appears to risk erosion of the value of the estate through the sale of assets in an undervalued market. We also believe that the combined entity would have the scale and larger multi-regional presence necessary to access capital markets and/or strategic investment for funding the combined entity's projected revenue stream without requiring the sale of strategic assets at below market prices. Finally, we estimate that the reduced overhead savings of the combined entity would be significant, resulting in additional stakeholder value.

The proposed exchange ratio is based on a range of relative line of sight and subscriber valuations of the two companies, adjusted for net cash of Heartland (post-reorganization), net debt of




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Wireless One (post-reorganization), and short-term cash requirements of Wireless
One (pre and post-reorganization). The resulting proposed ownership by current Wireless One stakeholders represents the high end of these valuations.

As you may know, confirmation of Heartland's Plan of Reorganization is currently set for March 15, 1999. Barring unforeseen delays, we currently expect Heartland's Plan to be effective by March 31, 1999.

Please let me know by the end of business on March 3, 1999 if Wireless One will allow Heartland to co-propose the New Plan, and how quickly due diligence on the proposed combination may commence.

Sincerely,


/s/ CD McHenry
Carroll D. McHenry
Chairman of the Board

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